SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(G) OF THE SECURITIES ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No. 000-13400

NTS-Properties V, a Maryland Limited Partnership
(Exact name of registrant as specified in this charter)

10172 Linn Station Road
Louisville, Kentucky 40223
(502) 426-4800
(Address, including zip code, and telephone number, including area code, of registrant's principal executive office)

Limited Partnership Interests
(Title of each class of securities covered by this Form)

None
(Title of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

        Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 12h-3(b)(2)(i)	☐
Rule 12h-3(b)(2)(ii)	☐
Rule 15d-6	☐

        Approximate number of holders of record as of the certification or notice date: 0

        This Form 15 is being filed because, as a result of the merger of the registrant into NTS Realty Holdings Limited Partnership pursuant to the merger transaction described in the Joint Consent Solicitation Statement/Prospectus dated October 27, 2004, the registrant has ceased to exist, and all of the registrant's former limited partners are being issued limited partnership units in NTS Realty Holdings Limited Partnership and the registrant no longer has security holders.

        Pursuant to the requirements of the Securities Exchange Act of 1934 NTS-Properties V, a Maryland Limited Partnership has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE: December 29, 2004	NTS-Properties V, a Maryland Limited Partnership
	By:	NTS-Properties Associates V
	Its:	General Partner
	By:	NTS Capital Corporation
	Its:	General Partner
	By:	/s/ GREGORY A. WELLS Gregory A. Wells
	Its:	Chief Financial Officer